YSMD, LLC

745 5th Avenue, Suite 500

New York, New York 10151

November 10, 2022

Via Edgar

Securities and Exchange Commission

100 F. Street, NE

Washington, D.C. 20549-7410

Attn: Howard Efron, Kristina Marrone, Joseph Ambrogi, Maryse Mills-Apenteng

Re:	YSMD, LLC Draft Offering Statement on Form 1-A Submitted September 29, 2022 File No. 024-12008

Dear Sirs and Madams:

This letter is submitted on behalf of our client, YSMD, Inc. (the “Company”), regarding the Company’s offering statement on Form 1-A, filed on September 29, 2022.  The following are the Company’s responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), specified in the Commission’s letter dated October 25, 2022 referencing where appropriate, the revisions made in Amendment No. 1 to the Form 1-A which was filed on or about the date of this letter. For your convenience, we have included each of your comments before each of the Company’s responses, and they correspond to the headings and order of the paragraphs in your letter. References in this letter to “we,” “our” or “us” mean the Company as the context may require.

Summary

Offering Statement on Form 1-A

Risk Factors, page 21

1.	Comment. We note your disclosure on page 21 stating that the Subscription Agreement requires investors to indemnify the company for any claim of brokerage commissions, finders’ fees, or similar compensation. We also note paragraph 5 of the Subscription Agreement, which states that the investor “agrees to indemnify against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all reasonable attorneys’ fees...)" as well as other expenses. Please ensure the disclosure in the Preliminary Offering Circular is consistent with the disclosure in the Subscription Agreement.

Response. We have revised our disclosure in accordance with the Staff’s comments, and in particular, we have revised the Risk Factor disclosure to conform with the indemnity language in the Subscription Agreement.

Unaudited Pro Forma Combined Financial Statements, page F-11

2.	Comment. We note YSMD, LLC intends to enter into an agreement with its Manager which provides for management and asset management fees based upon a different fee structure than is currently in place for 1742 Spruce Street, LLC. Please tell us why a pro forma adjustment has not been made for the new management agreement.

Response. We have revised the December 31, 2021 and June 30, 2022 unaudited pro forma combined financial statements for the new management agreement that the company intends to enter into in accordance with the Staff’s comments.

1742 Spruce Street LLC Audited Financial Statements, page F-16

3.	Comment. Please provide audited financial statements for the year ended December 31, 2020 and interim financial statements for the six months ended June 30, 2022 and June 30, 2021 for 1742 Spruce Street LLC (“Spruce Street”) or tell us why you believe that these financial statements are not required. Refer to Part F/S, paragraph (b)(7) of Form 1-A.

Response.

We believe that audited financial statements for the year ended December 31, 2020 are not required under Part F/S, paragraph (b)(7) of Form 1-A. Part F/S, paragraph (b)(7)(v) “Real Estate Operations Acquired or to be Acquired” requires the filing of financial information mandated by Rule 8-06 of Regulation S-X “Real Estate Operations Acquired or to be Acquired” (“Rule 8-06”), which in turn instructs the registrant to apply Rule 3-14 of Regulation S-X “Special Instructions for Financial Statements of Real Estate Operations Acquired or to be Acquired” (“Rule 3-14”). Spruce Street generates substantially all of it revenue through the leasing of real property and therefore is a “real estate operation” as defined Rule 3-14, subparagraph (a)(2). Using the investment test condition specified in the definition of significant subsidiary under Rule 1-02(w)(1)(i) as modified in Rule 3-14, paragraph (b)(2), Spruce Street exceeds the 50% condition, and as such under Rule 3-14, paragraph (b)(2)(i)(C)(2), Spruce Street is only required to provide financial statements for the most recent fiscal year. As such YSMD has provided one year of financial statements of Spruce Street.

We have revised the Offering Circular in accordance with the Staff’s comments to include interim financial statements for the six months ended June 30, 2022 and June 30, 2021 for 1742 Spruce Street.

General

4.	Comment. Please file as an exhibit an opinion of counsel as to the legality of the securities covered by the offering statement. Refer to Item 17(12) of Form 1-A.

Response. We have filed as an opinion of counsel as to the legality of the securities covered by the offering statement. Refer to Item 17(12) of Form 1-A in accordance with the Staff’s comments.

Very truly yours,

YSMD, LLC

Qian Wang, President

CROWDCHECK LAW, LLP

Sara Hanks, Managing Partner

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